Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the fiscal years ended December 31, 2011, January 1, 2011, January 2, 2010,

January 3, 2009 and December 29, 2007

(Millions of Dollars)

	Fiscal Year
	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes and non-controlling interest	$779.8	$239.8	$282.6	$285.4	$423.8
Add:
Interest expense	140.3	109.9	63.7	92.0	92.6
Portion of rents representative of interest factor	16.2	17.9	6.2	8.6	9.2
Distributed income of equity investees	2.8	3.5	—	—	—

Income as adjusted	$939.1	$371.1	$352.5	$386.0	$525.6
Fixed charges:
Interest expense	$140.3	$109.9	$63.7	$92.0	$92.6
Portion of rents representative of interest factor	16.2	17.9	6.2	8.6	9.2

Fixed charges	$156.5	$127.8	$69.9	$100.6	$101.8

Ratio of earnings to fixed charges	6.0	2.9	5.0	3.8	5.2